Exhibit 10.1

OneMain General Services Corporation
100 International Dr.
Baltimore, MD 21202

6/4/2019

Rajive Chadha
2925 Montevallo Road
Mountain Brook, Alabama 35223

Dear Rajive,

We are pleased to extend you an offer to join OneMain as Executive Vice President and Chief Operating Officer reporting to Doug Shulman, President and Chief Executive Officer. We are excited about your contributions to our team!

You will be employed by OneMain General Services Corporation and will provide services to OneMain Holdings, Inc. (“OMH”) and its affiliates and subsidiaries (collectively the entities are referred as “the Company” or “OneMain”). The conditions of employment are outlined below:

Position: Your start date will be as soon as possible and be determined by mutual agreement. This position is a full-time, exempt position. Your primary work location will be in New York City. You may be required to travel when business needs arise to other Company locations consistent with your duties and responsibilities.
Base Salary: Your beginning salary will be $450,000 on an annualized basis. Your base salary is payable in accordance with the Company’s regular bi-weekly payroll practices and payments are subject to applicable taxes and payroll deductions.
Annual Performance Bonus: You will be eligible for an annual target performance bonus of $1,750,000 for 2019. Your 2019 annual bonus will be paid in a combination of 1/3 cash, 1/3 Restricted Stock Units (“RSUs”) vesting annually over three years, and 1/3 Performance Share Units which cliff vest after three years (“PSUs”), and will be subject to the Compensation Terms referenced below and other terms and conditions set by the CEO or the Compensation Committee of OMH’s Board of Directors.
Additional Incentives: The Company has developed a program for additional incentives for a small group of senior executives, subject to the Compensation Terms referenced below. The structure for your additional incentives is as follows:
•A one-time long-term incentive cash payment of $1,000,000, payable in 2022, provided that the goals established for the team of key executives participating in the incentive program are met.

•A one-time grant of unvested options to purchase approximately 200,000 shares of OMH common stock based on $30/share value. This amount will be adjusted based on share price at or around the day of grant to meet the dollar targets below:
◦$2,250,000 at $55 per share
◦$6,400,000 at $70 per share
◦$11,000,000 at $85 per share.

Vesting of the options will be contingent upon a combination of the percentage of ownership of OMH common stock by shareholders other than OMH Holdings, L.P. and its affiliates and the share price of OMH stock during certain time periods. Specific calculations and additional details regarding the calculation method for the stock options will be provided to you at a later date.

Deferred Compensation Replacement: You will be eligible to receive a one-time grant of RSUs of up to $620,000 for the value of the deferred compensation awards you will forfeit on the terms and conditions as set by the Compensation Committee. You must provide satisfactory documentation for the value of the deferred compensation awards you will forfeit in order to be eligible for the RSU grant. The RSUs vest over time as the Compensation Committee deems appropriate and on the terms established by the Compensation Committee at its discretion with consideration of your previous employer’s vesting schedule. Based on the information you provided, we anticipate that the replacement equity awards will vest on the following schedule: $55,000 in April 2020; $265,000 in April 2021; and $300,000 in April 2022. You will also be asked to execute a Restricted Stock Unit Agreement to be eligible to receive any of the RSUs so granted. Each award is subject to approval by the Compensation Committee.

Compensation Terms. The performance metrics and other terms (including timing for payment) for all compensation awards described in this letter will be determined by the Compensation Committee or by the CEO in accordance with guidelines determined by them in their sole discretion. The equity-based and long-term incentive cash awards described in this letter (other than the RSUs, which will be granted upon payment of the Annual Performance Bonus) will be granted as soon as practicable after your start date following approval by the Compensation Committee. In order to receive an annual bonus or additional incentives, you must be actively employed by the Company on the day the cash compensation is paid or the equity vests. (These collectively are the “Compensation Terms.”)

Relocation: You are eligible for relocation benefits in accordance with the terms of the Company’s relocation policy. In addition, this will include 4 months of commuting expenses, 1 year of home sale assistance and 2 years of home purchase assistance. For further details, please refer to the enclosed relocation package policy. In order to receive these benefits, the Relocation Reimbursement Agreement must be signed prior to your start date. This agreement will be included with your final new hire documents. Under the terms of our relocation policy, you agree that if you voluntarily terminate within 2 years of your start date, you will be required to repay your relocation expenses.

Benefits: You are entitled to health and welfare (e.g. medical, Rx, dental, vision, life, and long-term disability) benefits provided by the Company to employees generally. Health and welfare benefits become effective on the 1st day of the month following your start date. We ask you to review the benefit guide available through the link below. You must make a decision to enroll or decline benefits upon hire as soon as possible, but no later than 31 days from your start date.

[OneMain Financial Benefits Guide]

This offer is contingent upon satisfactory results from a criminal background investigation and education verification. Please note that these checks may not be completed by your start date. If the outcome of these checks is not satisfactory, this offer may be withdrawn and/or your employment may be terminated immediately.
This offer is also contingent upon your execution of an Intellectual Property and Confidential Information Policy Agreement and other acknowledgments and agreements required for employees at a similar level, which will be included in the new hire paperwork.

You will be required to complete your final new hire forms via a weblink that will be sent to you in a separate email. After offer acceptance, you will have three (3) business days to complete your final new hire forms.
If you have any questions regarding the details listed above, please contact Joie Townsend at 551-556-9197.
Rajive, we believe you will find enormous growth and personal development with OneMain and we look forward to having you join our team!

Sincerely,

/s/ Doug Shulman
Doug Shulman, President & Chief Executive Officer

ACCEPTED:

/s/ Rajive Chadha
Rajive Chadha

Date: June 4, 2019